April 20, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed March 2, 2011
File No. 1-6714

Dear Mr. Spirgel:

The Company has received your letter dated April 6, 2011 relating to the Annual Report on Form 10-K for the Fiscal Year Ended January 2, 2011 of The Washington Post Company (the “Company”). Due to staffing conflicts, the Company needs additional time to complete our response, which we expect to finalize no later than April 27, 2011.

Please contact me at (202) 334-6676 with any questions.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Vice President – Finance and Chief Accounting Officer

cc:	Terry French
Christy Adams

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